Dogness (International) Corporation

Nasdaq: DOGZ

Dogness (International) Corporation

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong, China 523217

July 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dogness (International) Corporation (CIK 0001707303)
Registration Statement on Form F-3
File No. 333-262504
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Dogness (International) Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 12:00 p.m., Eastern Time, on July 12, 2022, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Anthony W. Basch of Kaufman & Canoles, P.C. at (804) 771.5725 and that such effectiveness also be confirmed in writing.

Very truly yours,

Dogness (International) Corporation

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer